SCHEDULE 14A INFORMATION

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Federated U. S. Government Securities Fund: 1-3 Years.

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Filed by: Federated U.S. Government Securities Fund: 1-3 Years

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Short Term Government Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

MUTUAL FUND PROXY FACT SHEET FOR:
PERFORMANCE FUNDS

SPECIAL MEETING IMPORTANT DATES			SPECIAL MEETING LOCATION
Record Date	JULY 25, 2012		TO BE HELD AT:
Mail Date	AUGUST 9, 2012		100 SUMMER STREET, SUITE 1500
Meeting Date	SEPTEMBER 19, 2012	12 PM EST	BOSTON, MASSACHUSETS 02110
ADDITIONAL INFORMATION			CONTACT INFORMATION
Ticker Symbol	LISTED BELOW		Inbound Line	1-877-297-1742
Cusip Number	LISTED BELOW		Website	www.performancefunds.com

Why has Performance Funds Adviser decided to approve the Reorganizations?

The Performance Funds Adviser advised the Performance Funds Board that the Reorganizations are being proposed, from its perspective, for financial and strategic reasons. The Performance Funds Adviser has determined to discontinue and sell its advisory business with respect to its management of the Performance Funds, to discontinue its sponsorship of such Performance Funds, and exit the mutual fund management business. This decision was based on a variety of factors, including increasing and potentially uncertain regulatory requirements such as pending money market fund reform and potential new registration requirements for mutual funds under the Commodities Exchange Act, increasing compliance and operational costs, the interest rate and market environments surrounding money funds, and pursuing alternative business objectives.

Why has Performance Funds recommended Federated Funds as its successor?

•	The Performance Funds Adviser believes that Federated’s ability to provide support to shareholders and grow the Federated Funds through multiple distribution channels and experienced investment professionals is expected to benefit the Performance Funds’ shareholders.
•	The Performance Funds Adviser believes that the Federated Funds offer competitive fund expenses, performance and diversification.
•	The Performance Funds Adviser believes that the Reorganizations of the assets of the Performance Funds into the Federated Funds will benefit the Performance Funds’ shareholders through the Federated Funds’ broader distribution capacity potentially resulting in larger, more viable funds with the potential for greater diversification and investment opportunities.
•	The Performance Funds Adviser also believes that the Performance Funds’ shareholders are expected to benefit from Federated’s experience with its mutual fund business, Federated’s investment management resources and the compatibility between the Performance Funds and Federated Funds in terms of investment objectives, strategies, risks and limitations.

What other benefits are shareholders expected to realize as a result of the proposed Reorganization?

The Performance Funds Adviser actively pursued alternatives that would allow each Performance Fund shareholder to have the opportunity to:

  Pursue an investment objective that is similar to the shareholder’s original investment objective through a tax-free reorganization of the shareholder’s Performance Fund with a comparable Federated Fund;
  Become part of a larger and more diverse family of mutual funds;
  Invest in a larger combined fund with increased long-term growth prospects, which could have the potential for greater efficiencies and the ability to spread relative fixed costs over a larger asset base;
  Invest in a family of mutual funds managed by investment advisers that have extensive investment management resources, fund management experience and capabilities and resources that can be provided to support shareholders.

What will happen if shareholders of a fund do not approve the proposed Reorganization?

If shareholders of a Performance Fund fail to approve a Reorganization, such Performance Fund will not be reorganized and the Performance Trust Board of Trustees will consider other alternatives for the Performance Fund. The consummation of one Reorganization is not dependent on the consummation of any other Reorganization.

Will fees/expenses increase as a result of the proposed Reorganizations?

Even though the stated total gross expense ratios of the Federated Funds generally are slightly higher than the expense ratios of the Performance Funds, the Federated Funds generally have lower stated net expense ratios.

Will the value of shareholders investment change as a result of the Reorganization?

As a result of the Reorganizations, each owner of shares of a Performance Fund will become the owner of shares of the corresponding Federated Fund having a total Net Asset Value equal to the total Net Asset Value of his or her holdings in the applicable Performance Fund on the Closing Date.

Money Market

Since the Money Market Funds are money market funds, and value their shares at a Net Asset Value of $1.00 per share, it is expected that the Performance Money Market Fund and the Performance U.S. Treasury Money Market Fund shareholders will receive the same number of shares of the Federated Prime Obligations Fund and Federated U.S. Treasury Cash Reserves, as applicable, as they currently hold in the Performance Money Market Fund and/or the Performance U.S. Treasury Money Market Fund.

Who will bear the costs of the Reorganizations?

The Performance Funds and the Federated Funds will not bear any expenses associated with their participation in the Reorganizations, and all expenses incurred by Performance Funds and Federated Funds would be paid by the Performance Funds Adviser or Federated, or their respective affiliates, except that the Federated Funds will bear expenses associated with the qualification of their shares for sale in various states on an as incurred basis, and to the extent that the Performance Funds or Federated Funds dispose of portfolio securities in connection with the consummation of the proposed Reorganizations, the Funds may incur transaction expenses associated with the sale and purchase of such securities.

Are the Reorganizations expected to be tax-free for shareholders?

The Reorganizations are intended to be structured as tax-free reorganizations under the Code, which generally would be a preferable tax result for shareholders as compared to a liquidation of the Performance Funds.

Performance Money Market Fund - Federated Prime Obligations Fund

Investment Objectives

The investment objective of the Performance Money Market Fund is as high a level of current income as is consistent with preservation of capital and liquidity. The investment objective of the Federated Prime Obligations Fund is to provide current income consistent with stability of principal.

Performance U.S. Treasury Money Market Fund - Federated U.S. Treasury Cash Reserves

Investment Objectives

The investment objective of Performance U.S. Treasury Money Market Fund is as high a level of current income as is consistent with liquidity and maximum safety of principal. The investment objective of Federated U.S. Treasury Cash Reserves is current income consistent with stability of principal and liquidity.

Performance Strategic Dividend Fund - Federated Strategic Value Dividend Fund

Investment Objectives

The Performance Strategic Dividend Fund’s investment objective is a high level of current income and long term growth of income consistent with preservation of capital. The Performance Strategic Dividend Fund’s investment objective is non-fundamental and may be changed by the Performance Funds Board without shareholder approval. The Federated Strategic Value Dividend Fund’s investment objective is to provide income and long-term capital appreciation. The Federated Strategic Value Dividend Fund’s investment objective is fundamental and may not be changed by the Federated Funds Board without shareholder approval.

Performance Large Cap Equity Fund - Federated Capital Appreciation Fund

Investment Objectives

The Performance Large Cap Equity Fund’s investment objective is to provide long-term capital appreciation. Income generation is a secondary consideration of the Performance Large Cap Equity Fund. The Federated Capital Appreciation Fund’s investment objective is to provide capital appreciation.

Performance Leaders Equity Fund - Federated Mid Cap Growth Strategies Fund

Investment Objectives

The investment objective of the Performance Leaders Equity Fund is long-term capital appreciation. The Performance Leaders Equity Fund’s investment objective is non-fundamental and may be changed by the Performance Funds Board without shareholder approval. The investment objective of the Federated Mid Cap Growth Strategies Fund is appreciation of capital. The investment objective of the Federated Mid Cap Growth Strategies Fund is fundamental and may not be changed by the Federated Funds Board without shareholder approval.

Performance Mid Cap Equity Fund - Federated Mid Cap Growth Strategies Fund

Investment Objectives

The investment objective of the Performance Mid Cap Equity Fund is growth of capital by attempting to outperform the Standard and Poors MidCap 400 Index (“S&P MidCap 400 Index”). The investment objective of the Federated Mid Cap Growth Strategies Fund is appreciation of capital.

Performance Intermediate Term Income Fund - Federated Total Return Bond Fund

Investment Objectives

The Performance Intermediate Term Income Fund’s investment objective is a high level of current income. Total return, within certain parameters, is a secondary consideration of the Performance Intermediate Term Income Fund. The Federated Total Return Bond Fund’s investment objective is to provide total return.

Performance Short Term Government Income Fund - Federated U.S. Government Securities Fund: 1-3 Years

Investment Objectives

The investment objective for the Performance Short Term Government Income Fund is as high a level of current income as is consistent with limiting the risk of potential loss. The investment objective of Federated U.S. Government Securities Fund: 1-3 Years (“Federated U.S. Government Securities Fund”) is to provide current income.

What was included in the proxy package?

A Notice of Special Meeting of Shareholders, Prospectus, Proxy Statement and a Proxy Ballot.

Is there a number to contact the fund regarding non-proxy related questions?

YES. Performance Funds can be reached at 1-800-PERFORM. (1-800-737-3676)

What are shareholders being asked to vote on?

1.	For shareholders of the Money Market Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Prime Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of the Money Market Fund in exchange for Trust Shares of Federated Prime Obligations Fund to be distributed pro rata by the Money Market Fund to shareholders of its Class A Shares, and for Service Shares of Federated Prime Obligations Fund to be distributed pro rata by the Money Market Fund to shareholders of its Institutional Class, in complete liquidation, dissolution and termination of the Money Market Fund;
2.	For shareholders of the U.S. Treasury Money Market Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated U.S. Treasury Cash Reserves, a portfolio of Money Market Obligations Trust, would acquire all or substantially all of the assets of the U.S. Treasury Money Market Fund, in exchange for Service Shares of Federated U.S. Treasury Cash Reserves to be distributed pro rata by the U.S. Treasury Money Market Fund to shareholders of its Institutional Class, in complete liquidation, dissolution and termination of the U.S. Treasury Money Market Fund;
3.	For shareholders of the Strategic Dividend Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Strategic Value Dividend Fund, a portfolio of Federated Equity Funds, would acquire all or substantially all of the assets of the Strategic Dividend Fund, in exchange for Class A Shares of Federated Strategic Value Dividend Fund, to be distributed pro rata by the Strategic Dividend Fund to shareholders of its Class A Shares, and for Institutional Shares of Federated Strategic Value Dividend Fund to be distributed pro rata by the Strategic Dividend Fund to shareholders of its Institutional Class, in complete liquidation, dissolution and termination of the Strategic Dividend Fund;
4.	For shareholders of the Large Cap Equity Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Capital Appreciation Fund, a portfolio of Federated Equity Funds, would acquire all or substantially all of the assets of the Large Cap Equity Fund, in exchange for Class A Shares of Federated Capital Appreciation Fund to be distributed pro rata by the Large Cap Equity Fund to shareholders of its Class A Shares and Class B Shares, and for Institutional Shares of Federated Capital Appreciation Fund to be distributed pro rata by the Large Cap Equity Fund to shareholders of its Institutional Class, in a complete liquidation, dissolution and termination of the Large Cap Equity Fund;
5.	For shareholders of the Leaders Equity Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Mid Cap Growth Strategies Fund, a portfolio of Federated Equity Funds, would acquire all or substantially all of the assets of the Leaders Equity Fund, in exchange for Class A Shares of Federated Mid Cap Growth Strategies Fund to be distributed pro rata by the Leaders Equity Fund to shareholders of its Class A Shares and Class B Shares, and for Institutional Shares of Federated Mid Cap Growth Strategies Fund to be distributed pro rata by the Leaders Equity Fund to shareholders of its Institutional Class, in a complete liquidation, dissolution and termination of the Leaders Equity Fund;
6.	For shareholders of the Mid Cap Equity Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Mid Cap Growth Strategies Fund, a portfolio of Federated Equity Funds, would acquire all or substantially all of the assets of the Mid Cap Equity Fund, in exchange for Class A Shares of Federated Mid Cap Growth Strategies Fund to be distributed pro rata by the Mid Cap Equity Fund to shareholders of its Class A Shares and Class B Shares, and for Institutional Shares of Federated Mid Cap Growth Strategies Fund to be distributed pro rata by the Mid Cap Equity Fund to shareholders of its Institutional Class, in a complete liquidation, dissolution and termination of the Mid Cap Equity Fund;
7.	For shareholders of the Intermediate Term Income Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Total Return Bond Fund, a portfolio of Federated Total Return Series, Inc., would acquire all or substantially all of the assets of the Intermediate Term Income Fund, in exchange for Class A Shares of Federated Total Return Bond Fund to be distributed pro rata by the Intermediate Term Income Fund to shareholders of its Class A Shares, and for Service Shares of Federated Total Return Bond Fund to be distributed pro rata by the Intermediate Term Income Fund to shareholders of its Institutional Class, in a complete liquidation, dissolution and termination of the Intermediate Term Income Fund;
8.	For shareholders of the Short Term Government Income Fund, to approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated U.S. Government Securities Fund: 1-3 Years would acquire all or substantially all of the assets of the Short Term Government Income Fund, in exchange for Service Shares of Federated U.S. Government Securities Fund: 1-3 Years to be distributed pro rata by the Short Term Government Income Fund to shareholders of its Class A Shares and Institutional Class, in a complete liquidation, dissolution and termination of the Short Term Government Income Fund;

PHONE:         To cast your vote by telephone with a proxy specialist, call the toll-free number and provide the representative with the control number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:           To vote your proxy by mail, check the appropriate voting box on the reverse side of this proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:  To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:    To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Available Online At: www.proxyonline.com/docs/PerformanceFunds.pdf

NAME OF FUND	CUSIP	CLASS	TICKER
Performance Money Market Fund	713756104	Class A Shares	PTCXX
Performance Money Market Fund	713756203	Institutional Class	PTIXX
Performance Money Market Fund	9999228T7	Dummy A
Performance Money Market Fund	9999258T0	Dummy B
Performance U.S. Treasury Money Market Fund	713756658	Institutional Class	PTUXX
Performance Short Term Government Fund	713756302	Class A Shares	PFSFX
Performance Short Term Government Fund	713756401	Institutional Class	PFSIX
Performance Intermediate Term Income Fund	713756500	Class A Shares	PFFCX
Performance Intermediate Term Income Fund	713756609	Institutional Class	PFFIX
Performance Strategic Dividend Fund	713756674	Class A Shares	PSDHX
Performance Strategic Dividend Fund	713756666	Institutional Class	PSDFX
Performance Large Cap Equity Fund	713756708	Class A Shares	PFECX
Performance Large Cap Equity Fund	713756799	Class B Shares	PFEBX
Performance Large Cap Equity Fund	713756807	Institutional Class	PFEQX
Performance Mid Cap Equity Fund	713756880	Class A Shares	PCGCX
Performance Mid Cap Equity Fund	713756815	Class B shares	PCGBX
Performance Mid Cap Equity Fund	713756872	Institutional Class	PCGIX
Performance Leaders Equity Fund	713756773	Class A Shares	PILZX
Performance Leaders Equity Fund	713756765	Class B Shares	PILGX
Performance Leaders Equity Fund	713756757	Institutional Class	PILEX

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.